UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

To whom it may concern	March 28, 2007

Listed company name	Mizuho Financial Group, Inc. (“MHFG”)
Representative	Terunobu Maeda, President & CEO
Head Office	5-5, Otemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan
Code Number	8411 (TSE 1st Sec., OSE 1st Sec.)

Response to the Request from Orient Corporation

In response to the request from Orient Corporation (“Orico”), Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., subsidiaries of MHFG, have decided on the following course of action, subject to approval at Orient Corporation’s relevant class shareholders meetings.

1. Information regarding Orient Corporation

(1) Head Office:	2-1, Kojimachi 5-chome, Chiyoda-ku, Tokyo
(2) Representative:	Ikuo Kaminishi
(3) Capital Stock:	JPY 220,202 million

2. Content of decision

(1) Subscription to a new share issuance through debt-equity swap for Orico

Debt-equity swap by Mizuho Corporate Bank of JPY 140 billion of loans to Orico for preferred shares to Orico.

(2) Share merger of Orico’s existing preferred shares (10 shares to be merged into 1 share)

Preferred shares owned by Mizuho Bank:	JPY 180 billion
Preferred shares owned by Mizuho Corporate Bank:	JPY 140 billion
Total	JPY 320 billion

(3) Subscription to a new share issuance through third-party allocation

Subscription by Mizuho Bank:	JPY 22.5 billion
Subscription by Mizuho Corporate Bank:	JPY 22.5 billion
Total:	JPY 45.0 billion

3. Effect of the above on results of operations

The amount to be waived in relation to the above 2 (2) is JPY 288 billion. The above will not affect MHFG’s consolidated earnings estimates for the fiscal year ending March 31, 2007 that were announced on March 20, 2007.

Please direct any inquiries to: Mizuho Financial Group, Inc., Corporate Communications, Public Relations Office +81-(0)3-5224-2026